

July 27, 2011

<u>Via Email</u>
Dennis R. Knocke
Nerium Biotechnology, Inc.
11467 Huebner Road, Suite 175
San Antonio, Texas, 78230

     Re: Nerium Biotechnology, Inc.
             Form 20-FR12G
             Filed July 29, 2010, as amended on October 5, 2010,
             February 7, 2011 and March 3, 2011
             File No. 000-54051

Dear Mr. Knocke:

       This letter is to confirm that we completed our review of your filing on July 21, 2011. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Daniel Greenspan for

                                Jeffrey P. Riedler
                                Assistant Director

cc: Hank Vanderkam, Esq. (Vanderkam & Associates)